Attachment A


Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 1,218,022 shares of common stock of the Issuer, par value $0.01 per share (the "Common Stock") owned by Aries Select;

2.       524,299 shares of Common Stock of the Issuer owned by AS1;

3.       42,202 shares of Common Stock owned by AS2;

4.       334,586 shares of Common Stock of the Issuer owned by Orion Onshore;

5.       72,700  shares of Common Stock of the Issuer  owned by Orion  Offshore;
         and

6. Warrants to purchase 234,039 shares of Common Stock of the issuer owned directly by Dr. Rosenwald.